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                             August 10, 2022

       Sandro Piancone
       Chief Executive Officer
       Hempacco Co., Inc.
       9925 Airway Road
       San Diego, CA 92154

                                                        Re: Hempacco Co., Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed August 5,
2022
                                                            File No. 333-263805

       Dear Mr. Piancone:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2022 letter.

       Amendment No. 4 to Registration Statement on Form S-1 filed August 5,
2022

       General

   1. We note your response to prior comment 5. Please tell us the basis for your belief that
                                                        Mr. Rojas has "has
voting and dispositive power of shares held in the name of Nery   s
                                                        Logistics, Inc." and
"is the beneficial owner of shares held in the name of Nery   s
                                                        Logistics, Inc." as
disclosed in the Primary Offering Prospectus and in the Resale
                                                        Prospectus,
respectively. Also, tell us the basis for your supplemental response that Mr.
                                                        Piancone has had no
relationship with Nery's Logistics, Inc. "in over three years" with the references to "Nery's
Logistics, Inc." and "Majority Owned by John Cathcart and Sandro
                                                        Piancone" in the table
on page 15 of Green Globe International, Inc.'s publicly available
                                                        Disclosure Statement
Pursuant to the Pink Disclosure Guidelines for the period ending
 Sandro Piancone
Hempacco Co., Inc.
August 10, 2022
Page 2
       March 31, 2022.
2. Please tell us, with a view to disclosure, why you have not included disclosure in your amendment about the cigarette and cigar industries, such as risk factors concerning such industries, government regulation of such industries, etc. In this regard, we note the disclosure on page F-37 that in July 2022 the company acquired from Nery s Logistics,
       Inc. two cigarette production equipment lines together with multiple cigarette and cigar-
       related trademarks and that the total acquisition price was deemed to be $4,000,000 to be paid solely by the issuance of 2,000,000 common shares of the company. Use of Proceeds, page 27

3. Please ensure that you have updated the disclosure in this section given your disclosure of gross proceeds of $6 million from the offering compared to prior disclosure about gross proceeds of $15 million from the offering. For example, we note that you now plan to use approximately $800,000 (15% of the net proceeds of the offering) for expansion and upgrades to your existing manufacturing facility whereas you previously disclosed that you planned to use approximately $2 million (15% of the net proceeds of the offering) for such expansion and upgrades. However, it is unclear whether you updated the disclosure on page 30 given your disclosure on page F-37 that in July 2022 you acquired two cigarette production equipment lines together with trademarks and that the "total acquisition price was deemed to be $4,000,000 to be paid solely by the issuance of
       2,000,000 common shares of the Company." Also, if the proceeds of this offering would not provide sufficient funds to complete the purposes that you have highlighted, provide the disclosure required by Instruction 3 to Item 504 of Regulation S-K as requested in comment 8 of our December 12, 2021 letter.
Undertakings, page 69

4. Please revise to include the undertakings applicable to the resale offering. Refer to Item
       512(a) of Regulation S-K.
        You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Kevin Woody,
Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                             Sincerely,
FirstName LastNameSandro Piancone
                                                             Division of
Corporation Finance
Comapany NameHempacco Co., Inc.
                                                             Office of
Manufacturing
August 10, 2022 Page 2
cc:       Lance Brunson, Esq.
FirstName LastName